FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA AND YELLOWCAKE ACCELERATE URANIUM EXPLORATION AT GREASE RIVER

Vancouver, British Columbia – June 22nd, 2007: CanAlaska Uranium Ltd. (TSX-V: CVV) – The Company is pleased to report the commencement of detailed airborne surveys on the Grease River uranium exploration project, located adjacent to the northern edge of the Athabasca Basin as well as an accelerated commitment of $1.3 M towards the conduct of summer geological surveys from Yellowcake plc.

The current work, financed by Yellowcake plc under a 4-year Cdn.$5 mil. 60% earn-in option, and operated by CanAlaska under the direction of Dr. Karl Schimann, combines airborne surveys with ground prospecting and mapping.  The project area covers an extensive belt of uranium showings, located within a regional scattering of Uranium-Thorium anomalies in lake sediments.  Very high uranium values (over 1,000 ppm) in historical lake sediments indicate the presence of further uranium mineralization hosted in basement rocks.

Mr. Robert Wallace, Chief Executive of London-quoted Yellowcake plc, said "We are very pleased that our partner CanAlaska has been able to advance the exploration program at Grease River.  Investors are realising that near-surface, basement-hosted projects on the Athabasca rim have advantages in lowered exploration and prospective production costs.  Grease River has exciting historical grades; we are happy to accelerate our spending for this Summer and look forward to the results enabling us to progress to the drilling and development stage in 2008.”

Summer Exploration Activity

CanAlaska has contracted Terraquest Ltd to perform the airborne survey work.  The 6,900 line-km airborne survey on the Grease River property has commenced. The survey includes high resolution aero-magnetics, horizontal gradiometer, gamma spectrometry, and XDS/VLF – EM.

This survey will delineate priority areas within the regional targets for the fifteen field technicians and geologists who will commence ground work in early July.  The accelerated program of ground surveys will continue for the following two months.  This follow-up work will include a lake sediment confirmation survey, prospecting, and detailed geological mapping in preparation for drill programs.

Project Geology

The Grease River claims have been staked on combined lake sediment and radiometric anomalies straddling major geological domain boundaries, including the Grease River Shear Zone.  The area is known for very high uranium in lake sediments (over 1,000 ppm U) as well as several in-situ uranium showings with values up to 1.6 % U3O8.

CanAlaska considers the project area to have potential for both basement-hosted unconformity deposits as well as bulk tonnage Rossing style deposits.   The extensive nature of the uranium mineralization in lake sediments, and the early success from cursory past exploration, give strong indication for definition of drill targets from the summer work.  The area is easily accessible from the road-head and airport at Stony Rapids, located to the south of the Grease River project area.  The basement rocks in this area are thought to have been stripped of any overlying Athabasca sandstone, exposing structurally-controlled uranium replacement zones, as well as possible larger tonnage intrusive related targets.

The Qualified Person responsible for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration continues in the Summer, 2007 exploration season at West McArthur and at 4 other significant projects.  The Company’s high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  An MOU has also been executed with Hanwha Corporation, a S. Korean conglomerate, to enter into joint exploration of CanAlaska’s Cree East Project.

About Yellowcake plc -- www.yellowcakeplc.com

Yellowcake plc (PLUS:YEL) is the world's first portfolio company specialising wholly in investing in uranium explorers, developers and producers.  Founded in February 2005, it floated on London's PLUS Markets in July 2005.  Yellowcake commenced investing in quoted and unquoted uranium companies in late September 2005 and currently its portfolio includes 32 companies, with operations in Africa, Australia, Canada, Kazakhstan, Mongolia, Paraguay and the United States.  Since it began investing, its portfolio value has risen over fourfold with a gain of 312% at 12 April 2007.  Its strategy includes investing directly in uranium projects and Grease River represents the first such investment.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 22, 2007